Exhibit 99.1

Hollysys Announces Completion of Regulatory Review of Merger Transaction

BEIJING, July 2, 2024 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced that it has been informed by Ascendent Capital Partners (“Ascendent”) that a buyer controlled by Ascendent has obtained all the PRC approvals required to be obtained by the buyer to complete the merger transaction with the Company.

The transaction will close upon satisfaction or waiver of all closing conditions in accordance with the merger agreement, including, among other things, (i) the satisfaction of the conditions that the aggregate amount of net cash of the Company and its subsidiaries exceed a certain amount and a certain amount of cash deposits are maintained in deposit accounts by certain of the Company’s subsidiaries, which the Company does not currently foresee issues in satisfying and (ii) the waiver by the buyer of the condition that holders of no more than 10% of the Company’s total issued and outstanding ordinary shares have validly served and not validly withdrawn a notice of dissent under Section 179 of the BVI Business Companies Act. Upon the consummation of the transaction, the Company’s ordinary shares will be delisted from the NASDAQ Global Select Market. Ascendent and the Company are working to close the transaction expeditiously.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

About Ascendent Capital Partners

Ascendent Capital Partners, headquartered in Hong Kong, is a private equity investment management firm managing assets for global institutional investors, including sovereign wealth funds, endowments, pensions and foundations.

Ascendent has successfully led and executed a large number of innovative and ground-breaking private equity investments, generating strong risk-adjusted returns for investors and business growth for our portfolio companies. Ascendent has established a consistent track record in providing advice and solution capital to entrepreneurs, business owners and management teams, building long-lasting relationships through in-depth collaboration. For additional information about Ascendent, please visit Ascendent’s website at www.ascendentcp.com.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (Hong Kong)

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

llloyd@brunswickgroup.com

+1 347 283 3871